

Nikoa Ham

Safo Hair won Level's pitch competition because of their mission to tap into a market that is largely overlooked. We love the niche focus on a non toxic, CBD infused product for thinning, dry and brittle hair types in the African American community. Safo Hair's focus on wellness, hair health and education will set them apart from their competitors. Additionally, the founder, Ellana Stinson, MD is phenomenal with expertise in understanding chemical compounds, hair types, and the physiology of the scalp and hair. This along with her deep understanding of the problem she is solving will help drive the company forward as she scales.

Invested $1,000 this round